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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDT & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 North Michigan Ave., Suite 3100
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Burns 312-660-7308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDT & Company, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

2/28/20

Notary Public

BRENDA M KIDD
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 12, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDT & Company, LLC

(SEC I.D. No. 8-68263)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BDT & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BDT & Company, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2009.

BDT & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	15,145,460
Advisory fees and expense reimbursement receivable		6,118,357
Deposits and other receivables		107,908
TOTAL ASSETS	$	21,371,725
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to BDT Capital Partners, LLC	$	2,484,854
Deferred advisory revenues		560,744
Accrued liabilities		27,400
SIPC fee accrual		100,935
Total Liabilities		3,173,933
MEMBER'S EQUITY		18,197,792
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	21,371,725

See notes to financial statement.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization — BDT & Company, LLC (the "Company") is a wholly owned subsidiary of BDT & Company Holdings, LP (the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

Nature of Operations — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, family offices, governance, creation of family and management legacies, philanthropic initiatives, and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes for the year presented. Actual results could differ from management's estimates.

Deferred Advisory Revenues — Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2019, the balance reflected on the statement of financial condition represented cash held at three major United States banking institutions.

Income Taxes — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to the Member for inclusion in the Member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Company and BDT Capital Partners, LLC ("BDTCP"), an affiliated entity, have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby BDTCP provides personnel, office space, furniture and equipment, information technology ("IT") and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services to the Company. The costs, both fixed and variable, are allocated using the methodology defined in the ASEA, which is subject to periodic review and modification by BDTCP. Salaries, benefits, incentive compensation, rent, utilities and other occupancy costs are allocated based on monthly time allocations. IT, market data, telecommunications, insurance, training and other costs are prorated based on the time allocated to the respective personnel.

Further, as an administrative function, BDTCP pays various expenses on behalf of the Company (primarily legal costs, professional fees, certain regulatory fees and travel expenses to be reimbursed by advisory clients) for which BDTCP submits these expenses for reimbursement from the Company on a periodic basis. The expenses paid on behalf of the Company are recorded as a payable by the Company and as a receivable by BDTCP.

The payable to BDTCP of $2,484,854 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2019 as well as billable advisory expenses paid by BDTCP on behalf of the Company.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains bank accounts with balances that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large well capitalized banks. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2019 is limited to the amounts reflected on the statement of financial condition.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2019, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2019, the Company had net capital, as defined, of $11,971,527, which

was $11,759,931 in excess of its required net capital of $211,596. The Company's percentage of aggregate indebtedness to net capital was 26.51% at December 31, 2019.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for financial statement disclosure other than a $9,000,000 capital distribution made in January 2020 to the Member.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of BDT & Company, LLC:
401 N. Michigan Avenue
Suite 3100
Chicago, IL 60611

We have performed the procedures enumerated below, which were agreed to by BDT & Company, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the form of copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from the general ledger system, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*******980*****************ALL FOR AADC 606
68263 FINRA DEC
BDT & COMPANY LLC
401 N MICHIGAN AVE STE 3100
CHICAGO, IL 60611-4251

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL BURNS (312) 660-7308

2. A. General Assessment (item 2e from page 2) $ 133,679

B. Less payment made with SIPC-6 filed (**exclude interest**) (32,744)

7/24/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 100,935

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 100,935

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BDT & COMPANY, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of JANUARY , 20 20 .

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 89,119,412
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	—
2d. SIPC Net Operating Revenues	$ 89,119,412
2e. General Assessment @ .0015	$ 133,679 (to page 1, line 2.A.)

EXEMPTION REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BDT & Company, LLC

We have reviewed management's statements, included in the accompanying BDT & Company, LLC's Exemption Report, in which (1) BDT & Company, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2020

BDT & Company LLC's Exemption Report

BDT & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company is exempt from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(2)(i) ("the exemption provision").

(2) The Company met the identified exemption provision under 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2019 without exception.

By: ______________________ Date: 2/28/20

Michael E. Burns
Chief Financial Officer